INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 30, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Aristotle Value Equity Fund and the Aristotle Small Cap Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 30, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the Aristotle Value Equity Fund and the Aristotle Small Cap Equity Fund (the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are included in Post-Effective Amendment No.704 to the Fund’s Form N-1A registration statement (the “Amendment”), file concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Aristotle Value Equity Fund

Principal Investment Strategies
1.
The second paragraph states that the Fund may invest in foreign investments.  Confirm whether the Fund will invest in emerging markets as part of its principal investment strategy and add disclosure accordingly.

Response:  The Registrant confirms that the Fund will not invest in emerging markets as part of its principal investment strategy.

2.	Provide additional details on what is meant by “high quality” businesses.

Response:  The Registrant has added the following disclosure:

“The Advisor seeks to identify high quality businesses by focusing on companies with the following attributes: attractive business fundamentals; experienced, motivated company management; pricing power; sustainable competitive advantages; financial strength; and/or high or consistently improving market position, return on invested capital and operating margins.”

Aristotle Small Cap Equity Fund

Principal Investment Strategies

3.
Pursuant to #6 on the SEC issued “FAQ About Rule 35d-1 (Investment Company Names)” the use of “average capitalization” to define market capitalization is considered inappropriate by the Commission, therefore, revise the definition of small capitalization companies..

Response:  The Registrant has revised the disclosure as follows:

“Aristotle Capital Boston, LLC (“Aristotle Boston” or the “Advisor”), the Small Cap Fund’s advisor, considers small capitalization companies to be those companies that, at the time of initial purchase, have a market capitalization equal to or less than that of the largest company in the Russell 2000® Index during the most recent 12-month period (approximately $10.6 billion during the 12-month period ended December 31, 2014).”

4.	Provide additional details on what is meant by “high quality” businesses...

Response:  The Registrant has added the following disclosure:

The Advisor seeks to identify high quality businesses by focusing on companies with the following attributes: disciplined business plans; attractive business fundamentals; sound balance sheets; financial strength; experienced, motivated company management; reasonable competition; and/or a record of long-term value creation.

Prior Performance for Similar Account Managed by the Advisors
5.	Confirm that each Advisor has the records necessary to support the performance calculations required under Rule 204-2-(a)(16) of the Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant has obtained confirmation from each Fund’s Advisor that it has the records necessary to support the performance calculations required under Rule 204-2-(a)(16) of the Advisers Act.

6.
Replace the word “Fund” in the header “Aristotle Value Equity Fund” and “Aristotle Small Cap Equity Fund” with “strategy” to clarify that the performance information presented under this section are those of the relevant strategy, not the “Fund”.

Response:  The Registrant has made the requested change.

Aristotle Value Equity Strategy
7.
Confirm if there are any registered funds, not just private accounts, managed by the Advisor with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the Fund.  If yes, confirm the registered funds are included in the composite.

Response:  The Registrant has obtained confirmation from the Aristotle Capital that it currently serve as sub-advisor to a registered fund with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the Aristotle Value Equity Fund and that the registered fund is included in the composite.  Accordingly, the Registrant has revised the disclosure as follows:

“The following tables set forth performance data relating to the historical performance of all accounts (including registered investment companies) managed by Aristotle Capital for the periods indicated that have investment objectives, policies, and strategies substantially similar to those of the Aristotle Value Equity Fund.”

8.
The first sentence of the footnote “*” to the Average Annual Total Returns table in this section states “The net returns for the composite are shown net of fees and expenses.”, revise to state that the net returns are “net of all actual fees and expenses”.

Response:  The Registrant has made the requested revision.

9.
In light of the statement that the Value Equity Composite was known as the Large Cap Value Equity Composite from November 1, 2010 through October 1, 2011 and the Fund’s Principal Investment Strategies states that it focuses on companies with market capitalization of $2 billion, explain in the response letter how is the composite’s investment objectives, policies, and strategies substantially similar to those of the Aristotle Value Equity Fund during this time period.

Response:  The Registrant has obtained confirmation from Aristotle Capital that it used the same investment policy or strategy of focusing on companies with at least $2 billion market capitalization during the November 1, 2010 through October 1, 2011 period despite the “Large Cap” name.  Therefore, the composite investment objectives, policies, and strategies during this period are substantially similar to those of the Aristotle Value Equity Fund.

Aristotle Small Cap Equity Strategy

10.
Confirm if there are any registered funds, not just private accounts, managed by the Advisor with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the Fund.  If yes, confirm the registered funds are included in the composite.

Response:  The Registrant has obtained confirmation from the Aristotle Boston does not manage other registered fund with investment objectives, strategies, and investment policies and restrictions substantially similar to those of the Aristotle Small Cap Equity Fund. The Registrant has revised the disclosure to state “The following tables set forth performance data relating to the historical performance of all accounts ….”

11.	First paragraph under this section, replace “Aristotle Boston” with the portfolio managers’ names pursuant to Bramwell Growth Fund SEC No-Action Letter (August 7, 2996).

Response:  The Registrant has revised the disclosure as follows:

“The following tables set forth performance data relating to the historical performance of all accounts managed by the Fund’s portfolio managers, David Adams, CFA and Jack McPherson, CFA  for the periods indicated that have investment objectives, policies, and strategies substantially similar to those of the Aristotle Small Cap Equity Fund.  The data is provided to illustrate the past performance of Messrs. Adams and McPherson in managing substantially similar accounts as measured against market indices and does not represent the performance of the Small Cap Fund.”

12.
The performance for the periods when the portfolio managers worked at the prior firm, Eagle Boston should be presented separately from the periods when they became portfolio managers at Aristotle Boston, please revise the Average Annual Total Returns table.

Response:  The Registrant has revised the Average Annual Total Returns table as follows:

Average Annual Total Returns
For the Periods Ended December 31, 2014

	One Year	Five Years	Since Inception (11/1/2006)
Eagle Boston Institutional Small Cap Equity Composite
Net Returns, after fees/expenses*	2.50%	15.16%	9.09%
Gross Returns	3.33%	16.00%	10.08%
Russell 2000 Index	4.89%	15.55%	7.15%

Average Annual Total Returns
For the Periods Ended September 30, 2015

Since Inception (1/1/2015)
Aristotle Small Cap Equity Composite
Net Returns, after fees/expenses*	-0.07%
Gross Returns	0.27%
Russell 2000 Index	-7.73%

13.
The first sentence of the footnote “*” to the Average Annual Total Returns table in this section states “The net returns for the composite are shown net of fees and expenses.”, revise to state that the net returns are “net of all actual fees and expenses”.

Response:  The Registrant has made the requested revision.

14.
Last paragraph of page 16, add disclosure that Messrs. Adams and McPherson were “jointly and primarily” responsible for the day-to-day management of the Eagle Boston Small Cap Equity strategy and that they continue to be portfolio managers “jointly and primarily” responsible for the day-to-day management of the Aristotle Small Cap Equity strategy.

Response: The Registrant has revised the disclosure as follows (emphasis added):
“Messrs. Adams and McPherson were jointly and primarily responsible for the day-to-day management of the Eagle Boston Small Cap Equity strategy, which had an inception date of November 1, 2006.  Messrs. Adams and McPherson continue to be the portfolio managers jointly and primarily responsible for the day-to-day management of the Aristotle Small Cap Equity strategy.”

Selling (Redeeming) Fund Shares - Through a broker-dealer or other financial intermediary
15.
The third sentence states “The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.”  This is inconsistent with Rule 22c-1-a.  If the financial intermediary receives the order prior to 4: p.m. Eastern Time, the investor should receive the current day’s NAV pursuant to Rule 22c-1-a regardless when the financial intermediary transmits the order to the Transfer Agent.  Please revise.

Response:  The Registrant has revised the sentence as follows: “The financial intermediary must receive your redemption order prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.”

STATEMENT OF ADDITIONAL INFORMATION

16.	Page B-24, please verify the number of funds reported under the column “Number of Portfolios in the Fund Complex Overseen by Trustee” are the same for all Trustees.

Response:  The Registrant has updated the number of portfolios under this section and that they are the same for all Trustees.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Rita Dam
Rita Dam
Investment Managers Series Trust